Filed Pursuant to Rule 433

Registration Statement Nos. 333-266428 and 333-266428-01

February 26, 2024

PRICING TERM SHEET

Issuer:	Phillips 66 Company

Guarantor:	Phillips 66

Expected Ratings*:	A3 (Moody’s); BBB+ (S&P)

Issue of Securities:

5.250% Senior Notes due 2031 (the “2031 Notes”)

Additional 5.300% Senior Notes due 2033 (the “Additional 2033 Notes”)

5.650% Senior Notes due 2054 (the “2054 Notes” and, together with the 2031 Notes and the Additional 2033 Notes, the “Notes”)

Principal Amount:

$600,000,000 of 2031 Notes

$400,000,000 of Additional 2033 Notes

$500,000,000 of 2054 Notes

The Additional 2033 Notes will constitute a further issuance of the $500,000,000 aggregate principal amount of 5.300% Senior Notes due 2033 issued and sold by Phillips 66 Company on March 29, 2023 (the “Existing 2033 Notes” and, together with the Additional 2033 Notes, the “2033 Notes”). The Additional 2033 Notes and the Existing 2033 Notes will be treated as a single series of senior debt securities under the indenture and, immediately upon settlement, the Additional 2033 Notes will have the same CUSIP number as and will trade interchangeably with the Existing 2033 Notes. After the consummation of this offering, $900,000,000 in aggregate principal amount of 2033 Notes will be outstanding.

Coupon:	5.250% on the 2031 Notes 5.300% on the Additional 2033 Notes 5.650% on the 2054 Notes

Interest Payment Dates:

Semi-annually on June 15 and December 15, commencing on June 15, 2024 (short first coupon) for the 2031 Notes

Semi-annually on June 30 and December 30, commencing on June 30, 2024 for the Additional 2033 Notes. Interest on the Additional 2033 Notes will accrue from December 30, 2023 (the most recent interest payment date for the Existing 2033 Notes).

Semi-annually on June 15 and December 15, commencing on June 15, 2024 (short first coupon) for the 2054 Notes

Maturity Date:	June 15, 2031 for the 2031 Notes June 30, 2033 for the Additional 2033 Notes June 15, 2054 for the 2054 Notes

Treasury Benchmark:	4.000% due January 31, 2031 for the 2031 Notes 4.000% due February 15, 2034 for the Additional 2033 Notes 4.750% due November 15, 2053 for the 2054 Notes

U.S. Treasury Yield:	4.321% on the 2031 Notes 4.287% on the Additional 2033 Notes 4.407% on the 2054 Notes

Spread to Treasury:	100 bps on the 2031 Notes 110 bps on the Additional 2033 Notes 125 bps on the 2054 Notes

Re-offer Yield:	5.321% on the 2031 Notes 5.387% on the Additional 2033 Notes 5.657% on the 2054 Notes

Initial Price to Public:

99.583% of principal amount, plus accrued interest from February 28, 2024 for the 2031 Notes, if settlement occurs after that date

99.360% of principal amount, plus accrued interest from December 30, 2023 to, but excluding, the delivery date of the Additional 2033 Notes (which is expected to be February 28, 2024) for the Additional 2033 Notes

99.908% of principal amount, plus accrued interest from February 28, 2024 for the 2054 Notes, if settlement occurs after that date

Optional Redemption:

Prior to April 15, 2031 (the date that is two months prior to the maturity date of the 2031 Notes) (the “2031 Par Call Date”), March 30, 2033 (the date that is three months prior to the maturity date of the Additional 2033 Notes) (the “2033 Par Call Date”) and December 15, 2053 (the date that is six months prior to the maturity date of the 2054 Notes) (the “2054 Par Call Date” and, together with the 2031 Par Call Date and the 2033 Par Call Date, each, a “Par Call Date”), Phillips 66 Company may elect to redeem the applicable series of Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (a)(i) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable Notes to be redeemed discounted to the applicable redemption date (assuming such Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2031 Notes, 30 basis points in the case of the Additional 2033 Notes and 20 basis points in the case of the 2054 Notes, less (ii) interest accrued to the date of redemption, and (b) 100.000% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the applicable redemption date.

On or after the applicable Par Call Date, Phillips 66 Company may redeem the applicable series of Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100.000% of the principal amount of the Notes of such series being redeemed plus accrued and unpaid interest thereon to the redemption date.

Make-Whole Spread:	T + 15 bps on the 2031 Notes T + 30 bps on the Additional 2033 Notes T + 20 bps on the 2054 Notes

Settlement Date:	February 28, 2024

Settlement Cycle:	T+2

Day Count Convention:	30 / 360

CUSIP / ISIN:	718547 AU6 / US718547AU68 for the 2031 Notes 718547 AR3 / US718547AR30 for the Additional 2033 Notes 718547 AW2 / US718547AW25 for the 2054 Notes

Denomination:	$2,000 and increments of $1,000 in excess thereof

Joint Book-Running Managers:	Mizuho Securities USA LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Truist Securities, Inc.
Barclays Capital Inc.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
PNC Capital Markets LLC
TD Securities (USA) LLC

Co-Managers:	Academy Securities, Inc.
CIBC World Markets Corp.
Commerz Markets LLC
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
ICBC Standard Bank Plc
Loop Capital Markets LLC
Standard Chartered Bank
UniCredit Capital Markets LLC
U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Phillips 66 Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Phillips 66 has filed with the SEC for more complete information about Phillips 66 and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Phillips 66 Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll free at 1-866-271-7403, MUFG Securities Americas Inc. collect at 1-877-649-6848, RBC Capital Markets, LLC toll free at 1-866-375-6829, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930, SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856 or Truist Securities, Inc. toll free at 1-800-685-4786. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Phillips 66 Company’s preliminary prospectus supplement dated February 26, 2024 for the offering to which this communication relates.